UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Amendment No. 28)*

Under the Securities Exchange Act of 1934

Titanium Metals Corporation
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

888339 10 8
(CUSIP Number)

Steven L. Watson
Three Lincoln Centre
Suite 1700
5430 LBJ Freeway
Dallas, Texas   75240-2694
(972) 233-1700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 23, 2010
(Date of Event which requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.  888339 20 7

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Valhi Holding Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 47,154,137
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 47,154,137
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,154,137
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  888339 20 7

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Dixie Rice Agricultural Corporation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Louisiana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 47,154,137
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 47,154,137
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,154,137
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  888339 20 7

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Contran Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC and OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 47,861,492
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 47,861,492
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,861,492
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  888339 20 7

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) The Combined Master Retirement Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC and OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 17,710,660
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 17,710,660
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,710,660
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) EP

CUSIP No.  888339 20 7

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Annette C. Simmons
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF and OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 20,417,307
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 20,417,307
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,401,875
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No.  888339 20 7

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Harold C. Simmons
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF and OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,442,787
	8	SHARED VOTING POWER 83,762,928
	9	SOLE DISPOSITIVE POWER 7,442,787
	10	SHARED DISPOSITIVE POWER 83,762,928
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,442,787
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

AMENDMENT NO. 28
TO SCHEDULE 13D

This Schedule 13D, as amended (collectively, the “Schedule 13D”), relates to the common stock, par value $0.01 per share (the “Shares”), of Titanium Metals Corporation, a Delaware corporation (the “Company”).  The Reporting Persons (as defined below) are filing this Amendment No. 28 to this Schedule 13D (this “Amendment”) to report that the aggregate beneficial ownership of the outstanding Shares by the Reporting Persons decreased by one percent on July 23, 2010 from the aggregate ownership reported in Amendment No. 27 to this Schedule 13D.

Item 2.	Identity and Background.

Items 2(a), (d), (e) and (f) are amended and restated as follows.

(a)           The following entities or persons are filing this Amendment (collectively, the “Reporting Persons”):

(i)              Valhi Holding Company (“VHC”), Annette C. Simmons and The Combined Master Retirement Trust (the “CMRT”) as direct holders of Shares;

(ii)              Dixie Rice Agricultural Corporation, Inc. (“Dixie Rice”) and Contran Corporation (“Contran”) by virtue of their direct or indirect ownership of VHC (as described below in this Amendment); and

(iii)              Harold C. Simmons by virtue of his positions with Contran and certain other related entities or his relationship with his wife (as described in this Amendment).

By signing this Amendment, each Reporting Person agrees that this Amendment is filed on its, his or her behalf.

VHC, Annette C. Simmons, the CMRT, Harold C. Simmons, NL Industries, Inc. (“NL”), Valhi, Inc. (“Valhi”), Contran, NL Environmental Management Services, Inc. (“NL EMS”), the Harold Simmons Foundation, Inc. (the “Foundation”) and The Annette Simmons Grandchildren’s Trust (the “Grandchildren’s Trust”) are the holders of approximately 24.9%, 11.3%, 8.6%, 4.1%, 0.5%, 0.5%, 0.4%, 0.3%, less than 0.1% and less than 0.1%, respectively, of the 180,174,253 Shares outstanding as of the close of business on August 3, 2010 according to information from the Company (the “Outstanding Shares”).  Together, VHC, Annette C. Simmons, Harold C. Simmons, NL, Valhi, Contran and NL EMS may be deemed to control the Company.

NL is the holder of 100% of the outstanding common stock of NL EMS and may be deemed to control NL EMS.  Valhi and TIMET Finance Management Company (“TFMC”) are the direct holders of approximately 83.0% and 0.5%, respectively, of the outstanding common stock of NL.  Together, NL and TFMC may be deemed to control NL.  The Company is the holder of 100% of the outstanding common stock of TFMC and may be deemed to control TFMC.

VHC, TFMC, the Foundation, the Contran Amended and Restated Deferred  Compensation Trust (the “CDCT”), the CMRT and Contran are the direct holders of 92.3%, 1.1%, 0.9%, 0.3% , 0.1% and less than 0.1%, respectively, of the outstanding common stock of Valhi.  Together, VHC, TFMC and Contran may be deemed to control Valhi.  Dixie Rice Agricultural Corporation, Inc. (“Dixie Rice”) is the direct holder of 100% the outstanding common stock of VHC and may be deemed to control VHC.  Contran is the holder of 100% of the outstanding common stock of Dixie Rice and may be deemed to control Dixie Rice.

Substantially all of Contran’s outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (the “Trusts”), of which Mr. Simmons is the sole trustee, or held by Mr. Simmons or persons or other entities related to Mr. Simmons.  As sole trustee of each of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts.  Mr. Simmons, however, disclaims beneficial ownership of any shares of Contran stock that the Trusts hold.

The CMRT directly holds approximately 8.6% of the Outstanding Shares and approximately 0.1% of the outstanding shares of Valhi common stock.  Contran sponsors the CMRT as a trust to permit the collective investment by master trusts that maintain assets of certain employee defined benefit plans Contran and related companies adopt.  Mr. Simmons is the sole trustee of the CMRT and a member of the trust’s investment committee. He is a participant in one or more of the defined benefit plans that invest through the CMRT.

The Foundation directly holds less than 0.1% of the Outstanding Shares and approximately 0.9% of the outstanding shares of Valhi common stock.  The Foundation is a tax-exempt foundation organized for charitable purposes.  Harold C. Simmons is the chairman of the board of the Foundation and may be deemed to control the Foundation.

Effective January 1, 2006, the CDCT amended, restated and consolidated the Contran Deferred Compensation Trust No. 1 and the Contran Deferred Compensation Trust No. 2.  The CDCT directly holds approximately 0.3% of the outstanding shares of Valhi common stock.  U.S. Bank National Association serves as the trustee of the CDCT.  Contran established the CDCT as an irrevocable “rabbi trust” to assist Contran in meeting certain deferred compensation obligations that it owes to Harold C. Simmons.  If the CDCT assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due.  Pursuant to the terms of the CDCT, Contran (i) retains the power to vote the shares of Valhi common stock held directly by the CDCT, (ii) retains dispositive power over such shares and (iii) may be deemed the indirect beneficial owner of such shares.

NL and NL EMS directly hold 3,604,790 shares and 1,186,200 shares, respectively, of Valhi common stock.  As already disclosed, Valhi is the direct holder of approximately 83.0% of the outstanding shares of NL common stock.  Pursuant to Delaware law, Valhi treats the shares of Valhi common stock that NL and NL EMS hold as treasury stock for voting purposes and for the purposes of this Schedule 13D such shares are not deemed outstanding.

Mr. Harold C. Simmons is chairman of the board and chief executive officer of NL and chairman of the board of the Company, Valhi, VHC, Dixie Rice and Contran.

By virtue of the offices held, the stock ownership and his services as trustee, all as described above, (a) Mr. Simmons may be deemed to control the entities described above and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of Shares directly held by certain of such other entities.  Mr. and Ms. Simmons each disclaims beneficial ownership of the Shares beneficially owned, directly or indirectly, by any of such entities.

Harold C. Simmons is the direct owner of 7,442,787 Shares, 1,000,200 shares of NL common stock and 313,183 shares of Valhi common stock.

Annette C. Simmons is the wife of Harold C. Simmons and the direct owner of 20,401,875 Shares, 292,225 shares of NL common stock and 203,065 shares of Valhi common stock.  Mr. Simmons may be deemed to share indirect beneficial ownership of such shares.  Mr. Simmons disclaims beneficial ownership of any shares that his wife holds directly.  Ms. Simmons disclaims beneficial ownership of any shares that she does not hold directly.

The Grandchildren’s Trust, of which Harold C. Simmons and Annette C. Simmons are trustees and the beneficiaries are the grandchildren of Ms. Simmons, is the direct holder of 15,432 Shares and 31,800 shares of Valhi common stock. Mr. Simmons, as co-trustee of this trust, has the power to vote and direct the disposition of the shares the trust holds.  Mr. and Ms. Simmons each disclaims beneficial ownership of any shares that this trust holds directly.

Certain information concerning the directors and executive officers of the Reporting Persons, including offices held by Mr. Simmons, is set forth on Schedule B attached hereto and incorporated herein by reference.

The Reporting Persons understand that the funds required by each person named in Schedule B to this Amendment to acquire the Shares set forth on Schedule C to this Amendment were from such person’s personal funds.

(d)           None of the Reporting Persons or, to the best knowledge of such persons, any of the persons named in Schedule B to this Amendment has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Amendment, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Harold C. Simmons and all persons named on Schedule B to this Amendment are citizens of the United States, except as otherwise indicated on such Schedule.

Item 5.	Interest in Securities of the Issuer.

No change to Item 5 except for the addition of the following.

(a)           The following entities or persons directly hold the following Shares:

Reporting Persons	Shares Directly Held

VHC	44,878,081
Annette C. Simmons	20,401,875
CMRT	15,434,604
Harold C. Simmons	7,442,787
NL	882,568
Valhi	826,959
Contran	707,355
NL EMS	566,529
The Foundation	49,525
The Grandchildren’s Trust	15,432
Total	91,205,715

By virtue of the relationships described under Item 2 of this Amendment:

(1)           VHC and Dixie Rice may each be deemed to be the beneficial owner of the 47,154,137 Shares (approximately 26.2% of the Outstanding Shares) that VHC, NL, Valhi and NL EMS hold directly in the aggregate;

(2)           Contran may be deemed to be the beneficial owner of the 47,861,492 Shares (approximately 26.6% of the Outstanding Shares) that VHC, NL, Valhi, Contran, NL and NL EMS hold directly in the aggregate;

(3)           The CMRT may be deemed to be the beneficial owner of the 17,710,660 Shares (approximately 9.8% of the Outstanding Shares) that the CMRT, NL, Valhi and NL EMS hold directly in the aggregate;

(4)           Annette C. Simmons may be deemed to be the beneficial owner of the 20,417,307 Shares (approximately 11.3% of the Outstanding Shares) she and the Grandchildren’s Trust hold directly in the aggregate; and

(5)           Harold C. Simmons may be deemed to be the beneficial owner of the 91,205,715 Shares (approximately 50.6% of the Outstanding Shares) that VHC, his wife, the CMRT, he, NL, Valhi, Contran, NL EMS, the Foundation and the Grandchildren’s Trust hold directly in the aggregate.

Mr. Simmons disclaims beneficial ownership of any Shares that he does not hold directly.  Ms. Simmons disclaims beneficial ownership of any Shares that she does not hold directly.

(b)           By virtue of the relationships described in Item 2:

(1)           VHC and Dixie Rice may each be deemed to share the power to vote and direct the disposition of the 47,154,137 Shares (approximately 26.2% of the Outstanding Shares) that VHC, NL, Valhi and NL EMS hold directly in the aggregate;

(2)           Contran may be deemed to share the power to vote and direct the disposition of the 47,861,492 Shares (approximately 26.6% of the Outstanding Shares) that VHC, NL, Valhi, Contran and NL EMS hold directly in the aggregate;

(3)           The CMRT may be deemed to share the power to vote and direct the disposition of the 17,710,660 Shares (or approximately 9.8% of the Outstanding Shares) that the CMRT, NL, Valhi and NL EMS hold directly in the aggregate;

(4)           Annette C. Simmons may be deemed to share the power to vote and direct the disposition of the 20,417,307 Shares (approximately 11.3% of the Outstanding Shares) she and the Grandchildren’s Trust hold directly in the aggregate;

(5)           Harold C. Simmons may be deemed to share the power to vote and direct the disposition of the 83,762,928 Shares (approximately 46.5% of the Outstanding Shares) that VHC, his wife, the CMRT, NL, Valhi, Contran, NL EMS, the Foundation and the Grandchildren’s Trust hold directly in the aggregate; and

(6)           Harold C. Simmons may be deemed to have the sole power to vote and direct the disposition of the 7,442,787 Shares (approximately 4.1% of the Outstanding Shares) he holds directly.

The Reporting Persons understand, based on ownership filings with the U.S. Securities and Exchange Commission or upon information provided by the persons listed on Schedule B to this Amendment, that such persons may be deemed to own personally and beneficially the Shares as indicated on Schedule C to this Amendment.

(c)           The table below sets forth certain transactions in the Shares by the following entities or persons during the 60 days prior to the filing of this Amendment (June 5, 2010 through the close of business on August 4, 2010).  None of these transactions involved purchases or sales in the open market.

Date	Description of Transaction	Shares

06/09/10	Charitable Gift by Contran	50,000
06/10/10	Charitable Gift by Contran	53,000
06/14/10	Charitable Gift by Annette C. Simmons	200,000
06/16/10	Contribution by Contran to COAM (1)	1,000,000
06/16/10	Transfer by COAM to The University of Texas System (2)	200,000
06/18/10	Charitable Gift by Annette C. Simmons through the Foundation (3)	60,000
06/18/10	Charitable Gift by Annette C. Simmons	100,000
06/18/10	Transfer by COAM to The University of Texas System (2)	100,000
06/21/10	Charitable Gift by Annette C. Simmons	100,000
06/21/10	Transfer by COAM to The University of Texas System (2)	200,000
07/14/10	Transfer by COAM to The University of Texas System (2)	100,000
07/22/10	Charitable Gift by Annette C. Simmons through the Foundation (3)	50,000
07/22/10	Charitable Gift by Annette C. Simmons	300,000
07/22/10	Contribution by Contran to COAM (1)	200,000
07/22/10	Transfer by COAM to The University of Texas System (2)	600,000
07/23/10	Charitable Gift by Annette C. Simmons	228,000
07/26/10	Charitable Gift by Annette C. Simmons	45,000
07/26/10	Charitable Gift by Annette C. Simmons	45,000
07/30/10	Charitable Gift by Annette C. Simmons	46,000

(1)
Capital contribution by Contran to COAM Company, a general partnership (“COAM”) of which Contran is a general partner and the managing partner.  The only other partners of COAM are Valhi and Southwest Louisiana Land LLC (“Southwest”), both of which are general partners of COAM.  As already disclosed, Contran indirectly holds through VHC 93.2% of the outstanding common stock of Valhi.  Contran is also the sole member of Southwest.

(2)
Transfer by COAM in a private transaction of Shares to the Board of Regents of The University of Texas System for the benefit of The University of Texas Southwestern Medical Center at Dallas (“UTSMCD”) in partial satisfaction of certain of COAM’s payment obligations under certain sponsored research agreements COAM has with UTSMCD.

(3)	Charitable gift by Annette C. Simmons to the Foundation and the subsequent charitable gift on the same day by the Foundation for the same number of shares.

During the 60 days prior to the filing of this Amendment (June 5, 2010 through the close of business on August 4, 2010), Harold C. Simmons purchased the following Shares on the New York Stock Exchange.

Date	Number of Shares	Price Per Share ($) (exclusive of commissions)

08/04/10	10,000	$20.0600
08/04/10	10,000	$20.0700

Except as disclosed in this Item 5(c), no other Reporting Person and no other person named in Schedule B to this Amendment had any transactions in Shares during the 60 days prior to the filing of this Amendment (June 5, 2010 through the close of business on August 4, 2010).

(d)           Each of VHC, Annette C. Simmons, the CMRT, Harold C. Simmons, NL, Valhi, Contran, NL EMS, the Foundation, and The Grandchildren’s Trust has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, Shares directly held by such entity or person.

(e)           Dixie Holding Company ceased to be a reporting person under this Schedule 13D upon its dissolution on September 28, 2007.  Valhi Group, Inc., National City Lines, Inc. and NOA, Inc. ceased to be reporting persons under this Schedule 13D upon their dissolutions effective December 31, 2007.  Southwest Louisiana Land LLC, as the successor to Southwest Louisiana Land Company, Inc., a Louisiana corporation, ceased to be a reporting person under this Schedule 13D when Southwest Louisiana Land LLC ceased to own, directly or indirectly, shares of VHC common stock effective December 31, 2007.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No change to Item 6 except for the addition of the following.

Contran entered into a Credit Agreement dated October 2, 2009 with PlainsCapital Bank, a Texas state bank (“PlainsCapital”), that currently provides Contran with a revolving bank and letter of credit facility for borrowings up to $70 million (the “PlainsCapital Credit Agreement”). Borrowings under the Plains Capital Credit Agreement:

•	bear interest at a variable rate of interest per annum equal to 1.0% over the prime rate as published from time to time in the “Bonds, Rates & Yields” table of The Wall Street Journal;

•	are due October 1, 2010 or such extended maturity date as may be mutually agreed to; and

•
are limited to the lesser of (i) $70 million less any outstanding letters of credit obligations or (ii) 50% of the value of the Shares (or any other marketable securities) pledged pursuant the PlainsCapital Credit Agreement and related agreements less any outstanding letters of credit obligations.

In the event of a change in control of Contran, as defined in the PlainsCapital Credit Agreement, PlainsCapital would have the right to accelerate the maturity of the borrowings under the agreement.

On July 30, 2010, no borrowings were outstanding and approximately $13.4 million of letters of credit had been issued under the PlainsCapital Credit Agreement.

As a condition precedent to the PlainsCapital Credit Agreement, VHC entered into:

•
a Guaranty dated October 2, 2009 for the benefit of PlainsCapital (the “Guaranty”) that unconditionally, absolutely and irrevocably guarantees the payment and performance of all present and future debts, liabilities, and obligations of Contran under the PlainsCapital Credit Agreement; and

•
a Pledge and Security Agreement with PlainsCapital dated October 2, 2009 (the “Pledge Agreement”) whereby VHC pledged Shares in order to secure Contran’s obligations under the PlainsCapital Credit Agreement.

As consideration for entering into the Guaranty and the Pledge Agreement, Contran and VHC entered into a Collateral Agreement dated as of October 2, 2009 whereby Contran agreed to:

•	pay VHC quarterly in arrears a fee equal to 0.125% of the value of the Shares actually pledged by VHC under the Pledge Agreement; and

•	indemnify VHC against any loss or incremental cost resulting from the pledge of the Shares under the Pledge Agreement or VHC’s obligations under the Guaranty.

Currently, VHC has pledged 12,820,769 Shares under the Pledge Agreement.

As of April 1, 2007, Contran and VHC entered into a Pledge Agreement (the “CDCT No. 3 Pledge Agreement”) whereby VHC agreed to pledge 57,312 Shares to the Contran Deferred Compensation Trust No. 3 in order to secure certain of Contran’s obligations under a certain deferred compensation agreement and Contran agreed to:

•	pay VHC quarterly in arrears a fee equal to 0.125% of the value of the Shares actually pledged by VHC under CDCT No. 3 Pledge Agreement; and

•	indemnify VHC against any loss or incremental cost resulting from the pledge of the Shares under the CDCT No. 3 Pledge Agreement.

Currently, VHC has pledged 57,312 Shares under the Pledge and Security Agreement.

The foregoing summaries of the PlainsCapital Credit Agreement, the Guaranty, the Pledge Agreement, the Collateral Agreement and CDCT No. 3 Pledge Agreement are qualified in their entirety by reference to the actual terms of such agreements or instruments contained in Exhibits 1 through 5 to this Amendment, all of which terms are incorporated herein by this reference.

Other than as set forth above, none of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Amendment has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder’s fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

No change to Item 7 except for the addition of the following.

Exhibit 1*	Credit Agreement dated as of October 2, 2009 between Contran Corporation and PlainsCapital Bank.

Exhibit 2*	Guaranty dated as of October 2, 2009 executed by Valhi Holding Company for the benefit of PlainsCapital Bank.

Exhibit 3*	Pledge and Security Agreement dated as of October 2, 2009 between Valhi Holding Company and PlainsCapital Bank.

Exhibit 4*	Collateral Agreement dated as of October 2, 2009 between Contran Corporation and Valhi Holding Company.

Exhibit 5*	Pledge Agreement dated as of April 1, 2007 between Contran Corporation and Valhi Holding Company for the Benefit of the Contran Deferred Compensation Trust No. 3.

*	Filed herewith.

In the agreements or instruments, as applicable, filed as Exhibits 1 through 3, one party made certain representations and warranties to the other party to the agreement that have been negotiated by such parties.  These representations and warranties are made only to and for the benefit of the respective other party in the context of a business contract, are subject to contractual materiality standards and should not be relied upon for any purposes, including without limitation the making of an investment decision regarding the purchase or sale of securities.  Exceptions to such representations and warranties may be partially or fully waived by the party for whose benefit such representations and warranties are made, in its discretion.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  August 5, 2010

/s/ Harold C. Simmons
Harold C. Simmons
Signing in the capacities listed on Schedule “A” attached hereto and incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  August 5, 2010

/s/ Steven L. Watson
Steven L. Watson
Signing in the capacities listed on Schedule “A” attached hereto and incorporated herein by reference.

SCHEDULE A

HAROLD C. SIMMONS, in his individual capacity, as trustee for THE COMBINED MASTER RETIREMENT TRUST and as attorney-in-fact for ANNETTE C. SIMMONS

STEVEN L. WATSON, as president or vice president of each of:

CONTRAN CORPORATION
DIXIE RICE AGRICULTURAL CORPORATION, INC.
VALHI HOLDING COMPANY

SCHEDULE B

Schedule B is hereby amended and restated as follows.

The names of the directors and executive officers of Contran Corporation (“Contran”), Dixie Rice Agricultural Corporation, Inc. (“Dixie Rice”) and Valhi Holding Company (“VHC”) and their present principal occupations are set forth below.  Except as otherwise indicated, each such person is a citizen of the United States of America and the business address of each such person is 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240.

Name	Present Principal Occupation

L. Andrew Fleck	Vice president of Dixie Rice and vice president-real estate for Contran.

Robert D. Graham
Executive vice president of Titanium Metals Corporation (the “Company”); vice president of Contran, Dixie Rice, Valhi, Inc., a publicly held sister corporation of the Company (“Valhi”), and VHC; executive vice president and general counsel of Kronos Worldwide, Inc., a publicly held sister corporation of the Company (“Kronos Worldwide”); and vice president and general counsel of and NL Industries, Inc., a publicly held sister corporation of the Company (“NL”).

J. Mark Hollingsworth
Vice president and general counsel of CompX International Inc., a publicly held sister corporation of the Company (“CompX”), Contran, Dixie Rice, Valhi and VHC; trust counsel of The Combined Master Retirement Trust, a trust Contran sponsors that permits the collective investment by master trusts that maintain the assets of certain employee defined benefit plans Contran and related companies adopt (the “CMRT”); and vice president and general counsel of Keystone Consolidated Industries, Inc., a publicly held sister corporation of the Company (“Keystone”).

William J. Lindquist	Director and senior vice president of Contran, and VHC; senior vice president of Dixie Rice and Valhi; and chief executive officer of Waste Control Specialists LLC, a subsidiary of Valhi.

A. Andrew R. Louis	Secretary of CompX, Contran, Dixie Rice, Kronos Worldwide, NL, Valhi and VHC.

Kelly D. Luttmer	Vice president and tax director of the Company, CompX, Contran, Dixie Rice, Keystone, Kronos Worldwide, NL, Valhi and VHC.

Andrew McCollam, Jr. (1)	Director of Dixie Rice; and a private investor.

Bobby D. O’Brien	President and chief executive officer of the Company; vice president and chief financial officer of Contran, Dixie Rice and Valhi; and vice president and chief financial officer of VHC.

Glenn R. Simmons	Chairman of the board of CompX and Keystone; vice chairman of the board of Contran, Dixie Rice, Valhi and VHC; and a director of the Company, Kronos Worldwide and NL.

Harold C. Simmons
Chairman of the board of the Company, Contran, Dixie Rice, Kronos Worldwide, Valhi, and VHC; chairman of the board and chief executive officer of NL; and trustee and member of the investment committee of the CMRT.

Richard A. Smith (2)	Vice president of Dixie Rice.

John A. St. Wrba	Vice president and treasurer of the Company, Contran, Dixie Rice, Kronos Worldwide, NL, Valhi and VHC.

Gregory M. Swalwell
Vice president and controller of Contran, Valhi and VHC; executive vice president and chief financial officer of Kronos Worldwide; vice president, finance and chief financial officer of NL; and vice president of the Company and Dixie Rice.

Steven L. Watson
Vice chairman of the board of the Company; chief executive officer and vice chairman of the board of Kronos Worldwide; director and president of Contran, Dixie Rice and VHC; director, president and chief executive officer of Valhi; and a director of CompX, Keystone and NL.

(1)	The principal business address for Mr. McCollam is 402 Canal Street, Houma, Louisiana 70360.

(2)	The principal business address for Mr. Smith is 600 Pasquiere Street, Gueydan, Louisiana 70542-0010.

SCHEDULE C

Schedule C is hereby amended and restated as follows.

Based upon ownership filings with the Securities and Exchange Commission or upon information provided by the persons listed on Schedule B to this Amendment, such persons may be deemed to personally beneficially own shares (“Shares”) of the common stock, par value $0.01 per share, of Titanium Metals Corporation, a Delaware corporation (the “Company”), as outlined below.

Name	Shares Held	Total

L. Andrew Fleck (1)	40,276	40,276

Robert D. Graham	-0-	-0-

J. Mark Hollingsworth	-0-	-0-

William J. Lindquist	-0-	-0-

A. Andrew R. Louis	-0-	-0-

Kelly D. Luttmer	400	400

Andrew McCollam, Jr.	262	262

Bobby D. O’Brien	-0-	-0-

Glenn R. Simmons (2)	141,379	141,379

Harold C. Simmons (3)	27,840,094	27,840,094

Richard A. Smith	429	429

John A. St. Wrba	-0-	-0-

Gregory M. Swalwell	556	556

Steven L. Watson	177,735	177,735

(1)	Includes 3,615 Shares owned by his children and 2,840 Shares that Mr. Fleck’s wife holds in an individual retirement account.

(2)	Includes 12,282 Shares that Glenn R. Simmons’ wife holds in an individual retirement account.

(3)
Includes 20,401,875 Shares that Annette C. Simmons, Harold C. Simmons’ wife, owns directly and 15,432 Shares that The Annette Simmons Grandchildren’s Trust directly holds, of which Harold C. Simmons and Annette C. Simmons are trustees and the beneficiaries are the grandchildren of Ms. Simmons.  This table excludes other Shares of which Mr. Simmons may be deemed to possess indirect beneficial ownership as described in Item 5(a) of this Amendment.  Mr. Simmons disclaims beneficial ownership of all Shares that he does not directly own.

EXHIBIT INDEX

Exhibit 1*	Credit Agreement dated as of October 2, 2009 between Contran Corporation and PlainsCapital Bank.

Exhibit 2*	Guaranty dated as of October 2, 2009 executed by Valhi Holding Company for the benefit of PlainsCapital Bank.

Exhibit 3*	Pledge and Security Agreement dated as of October 2, 2009 between Valhi Holding Company and PlainsCapital Bank.

Exhibit 4*	Collateral Agreement dated as of October 2, 2009 between Contran Corporation and Valhi Holding Company.

Exhibit 5*	Pledge Agreement dated as of April 1, 2007 between Contran Corporation and Valhi Holding Company for the Benefit of the Contran Deferred Compensation Trust No. 3.

*	Filed herewith.

In the agreements or instruments, as applicable, filed as Exhibits 1 through 3, one party made certain representations and warranties to the other party to the agreement that have been negotiated by such parties.  These representations and warranties are made only to and for the benefit of the respective other party in the context of a business contract, are subject to contractual materiality standards and should not be relied upon for any purposes, including without limitation the making of an investment decision regarding the purchase or sale of securities.  Exceptions to such representations and warranties may be partially or fully waived by the party for whose benefit such representations and warranties are made, in its discretion.